[GLOBAL PHARMATECH, INC. LOGO]                    GLOBAL PHARMATECH, INC.
                                                  89 Ravine Edge Drive
                                                  Richmond Hill, ON L4E 4J6
                                                  Canada
                                                  Tel: (905)787-8225
                                                  Fax: (905)787-9711
                                                  Web: www.global-pharmatech.com
--------------------------------------------------------------------------------

Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
Washington, D.C. 20549

November 19, 2007

RE: GLOBAL PHARMATECH, INC. FORM 10-QSB FOR JUNE 30, 2007. FILE NO. 333-67884

Dear. Mr. Rosenberg:

At the request of the Securities and Exchange Commission we are providing this letter in response to certain comments made in the Commission's letter dated October 26, 2007 regarding Global Pharmatech, Inc.'s Registration Statement on Form 10Q-SB for the quarter ended June 30, 2007. We are providing the following letter containing our responses. We also made changes as indicated below to the Form 10-QSB and attached is a red-lined version for your review.

COMMENT 1

Your statement of cash flows presents discontinued operations as a separate fourth category. Please revise this statement to comply with FAS 95 and classify all cash flows as either: operating, investing or financing. In addition, confirm to us that discontinued operations had zero net cash flows in 2006 as presented on the statement or revise as necessary. The cash flows of discontinued operations should be presented similarly in both periods presented. Finally, the statement of cash flows should begin the reconciliation with net income or loss not income/loss before discounted operations.

RESPONSE: We have revised the cash flows to comply with FAS 95 and classified the cash flows from discontinued operations as operating, investing or financing both 2007 and 2006. In addition, we amended the cash flows to begin the reconciliation with net income or loss.

COMMENT 2

Tell us if the $1.2 million receivable related to the sale of Jilin Yicaotang Pharmaceutical Co. is included in other receivables and prepayments classified as current on the June 30, 2007 balance sheet. Form 8-K dated May 11, 2007 indicates this receivable will be collected in instalments due from 2007 to 2011. Accordingly, classification as current would not be appropriate. Please revise or advise. Indicate in the notes of the May 2007 payments were collected and where in the statement of cash flows these payments are included. It would appear these payments should be classified as investing cash flows.

RESPONSE: We confirm that the $1.2 million receivable related to the sale of Jilin Yicaotang Pharmaceutical Co. should be allocated between current and non-current asset on the June 30, 2007 balance sheet. We have revised the

[GLOBAL PHARMATECH, INC. LOGO]                    GLOBAL PHARMATECH, INC.
                                                  89 Ravine Edge Drive
                                                  Richmond Hill, ON L4E 4J6
                                                  Canada
                                                  Tel: (905)787-8225
                                                  Fax: (905)787-9711
                                                  Web: www.global-pharmatech.com
--------------------------------------------------------------------------------

balance sheet to reflect the classification according to the payment schedule. The current portion is included in other receivable and prepayment, net and the long term portion is included in other long term asset. Note 1 is revised to show the payment schedule and Note 10 is revised to indicate the payment received and also clarified the classification. In addition, we have revised the cash flows to show this payment received under the investing section.

COMMENT 3

Indicate in the notes the organization date and original due date of all loans receivable explaining why classification as current is appropriate. Indicate where cash flows related to these loans are classified on the statement of cash flows.

RESPONSE: Please see our response to Comment 2.

We have also filed this letter on EDGAR as instructed in your letter. Please feel free to contact us if you have any other questions. Thank you.

Best regards,


/s/ Zhuojun Li
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Zhuojun Li, Secretary
Global Pharmatech, Inc.